UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017.

Commission File Number 001-35755

Delta Technology Holdings Limited

(Translation of registrant’s name into English)

16 Kaifa Avenue

Danyang, Jiangsu, China 212300

Tel: +86 511-8673-3102

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On September 13, 2014, the directors of Delta Advanced Materials Limited (“Delta”), our wholly-owned Hong Kong subsidiary, approved a resolution for a cash dividends distribution of $35,000,000 to Mr. Yan Hong, Mr. Shen Lei and Mr. Chao Xin (together, the “Dividend Recipients”) in accordance with their respective percentage shareholdings in Delta as follows: (i) $392,000 to Mr. Yan Hong; (ii) $392,000 to Mr. Shen Lei; and (iii) $34,216,000 to Mr. Chao Xin. The dividends have not been paid.

On July 20, 2017, each of the Dividend Recipients executed a Deed Poll and Undertaking to unconditionally and irrevocably waive his right and entitlement to the dividend and undertake not to take any action against Delta in connection therewith The said waivers were accepted and approved by the board of directors of Delta on July 20, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 25, 2017	DELTA TECHNOLOGY HOLDINGS LIMITED

	By:	/s/ Xin Chao
	Name:	Xin Chao
	Title:	Chief Executive Officer